Press Information

FOR IMMEDIATE RELEASE
PINK OTC MARKETS: MXIM

Contact: Paresh Maniar,
                Executive Director, Investor Relations
                (408) 470-5348

MAXIM REPORTS RECORD REVENUE FOR FISCAL 2008

SUNNYVALE, CA– August 7, 2008–Maxim Integrated Products, Inc., (PINK OTC MARKETS: MXIM) reported net revenue of $501.3 million for its fiscal 2008 fourth quarter ending June 28, 2008. This is a 2.8% increase from the $487.4 million revenue recorded in the previous quarter and is a 1.6% increase over the normalized revenue of the 14 week quarter from a year ago.

For the fiscal year ending June 28, 2008, the Company achieved record net revenue of $2.051 billion, which is a 4.2% increase over the normalized revenue from the previous 53 week fiscal year.

Balance Sheet Items

Total cash, cash equivalents and short-term investments increased by $14.8 million during the fourth quarter to $1.2 billion. Strong cash flow generated from operations was primarily offset by $60.1 million for payments of cash dividends and $36.2 million in payments for previously acquired property and equipment.

Maxim is not currently providing detailed GAAP and non-GAAP financial statements for the quarter and for the fiscal year ending June 28, 2008 due to the previously announced

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requirement to restate its historical financial statements to record additional non-cash, stock-based compensation expense related to past stock-option grants. Consequently, limited financial data is being presented.

Business Outlook

Maxim's fiscal fourth quarter net realizable bookings and ending backlog increased compared to the third quarter of fiscal 2008. The Company projects revenue for the fiscal first quarter to be in the range of $500 to $510 million.

Tunc Doluca, President and Chief Executive Officer, commented, "We completed fiscal 2008 with a 44% improvement in new product introductions, as measured by engineering content. This marks two consecutive years of improvement and should serve as the catalyst for future growth. The increase in our engineering productivity, the effectiveness of our recent focus on margins, and the successful realignment of our business units give Maxim management confidence that we will grow revenue and earnings when the macro economic environment improves. Additionally, further reduction in capital expenditures during fiscal 2009 should increase our free cash flow. In light of this, I am pleased to announce that Maxim's Board of Directors has approved a 6.7% increase in our quarterly dividend from $0.1875 per share to $0.20 per share."

Dividend

The cash dividend for the fourth quarter of fiscal 2008 of $0.20 per share will be paid on September 5, 2008 to stockholders of record on August 22, 2008.

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MAXIM INTEGRATED PRODUCTS, INC.
SELECTED UNAUDITED FINANCIAL INFORMATION

	Three Months Ended		
	June 28, 2008	**March 29, 2008**	**June 30, 2007 (1)**
	(in thousands)		
Net revenues	$ 501,267	$ 487,410	$ 531,108

	June 28, 2008	**March 29, 2008**	**June 30, 2007**
	(in thousands)		
Cash and cash equivalents (2)	$ 1,013,119	$ 1,203,360	$ 577,068
Short-term investments	205,079	-	722,286
	$ 1,218,198	$ 1,203,360	$ 1,299,354
Accounts receivable, net	$ 272,029	$ 269,292	$ 244,009
Additions to property, plant and equipment	$ 37,127	$ 41,876	$ 119,637

(1) The quarter ending 6/30/2007 was a 14 week quarter for Maxim. Normalized to 13 weeks, the revenue during that quarter would have been $493.2 million.

(2) Includes restricted cash of $14.3 million at March 29, 2008.

Note: Due to the pending restatement of the Company's historical financial statements (see discussion in the release text), all financial numbers presented in this release should be considered estimates and may be subject to significant adjustment.

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"Safe Harbor" Statement

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes the Company's need to restate its historical financial statements to record additional non-cash, stock-based compensation expense related to past stock-option grants, the Company's expectation that revenue for the first quarter of fiscal 2009 will be in the range of $500 to $510 million and the Company's belief that its 44% improvement in new product introductions, as measured by engineering content, should serve as the catalyst for future growth. In addition, forward-looking statements include the Company's belief that the increase in its engineering productivity, the effectiveness of its recent focus on gross margins, and the successful realignment of its business units give the Company's management the confidence to grow revenue and earnings when the macro economic environment improves, as well as the Company's anticipation that further reductions in capital expenditures during fiscal year 2009 should increase the Company's free cash flow. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market conditions and market developments that could adversely affect the growth of the mixed-signal analog market product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2005. In addition, the risk that the matters described in this press release could divert management's attention from operations, and the fact that expenses arising from the restatement, related private litigation, and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells over $2 billion of high-performance semiconductor products annually. It was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, Maxim has developed over 5,700 products serving the Industrial, Communications, Consumer, and Computing markets. For more information, go to www.maxim-ic.com.

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